# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bluejay Diagnostics, Inc., CIK 0001704287
CUSIP: 095633608
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 360 Massachusetts Avenue, Suite 203, Acton, Massachusetts (MA), 01720
Date of event which requires filing of this statement: 06/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 114,840; sole dispositive power 0; shared dispositive power 114,840; aggregate amount beneficially owned 0 (9.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 114,840; sole dispositive power 0; shared dispositive power 114,840; aggregate amount beneficially owned 0 (9.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 114,840; sole dispositive power 0; shared dispositive power 114,840; aggregate amount beneficially owned 0 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Bluejay Diagnostics, Inc.
Address of issuer's principal executive offices: 360 Massachusetts Avenue, Suite 203, Acton, MA 01720

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on June 5, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership of 114,840 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1"), and all such shares of Common Stock represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 1,034,715 shares of Common Stock outstanding as of May 4, 2026, as reported by the Issuer, plus (2) 114,840 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 207,741 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 322,581 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 is not exercisable until the effective date of the resale registration statement registering the shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 (and Intracoastal Warrant 2 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock), (III) 322,581 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 is not exercisable until the effective date of the resale registration statement registering the shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 (and Intracoastal Warrant 3 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock) and (IV) 187,500 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal ("Intracoastal Warrant 4") because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provision (and assuming each of Intracoastal Warrant 2 and Intracoastal Warrant 2 was currently exercisable), each of the Reporting Persons may have been deemed to have beneficial ownership of 1,155,243 shares of Common Stock.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 114,840
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 114,840

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (06/05/2026)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (06/05/2026)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (06/05/2026)